CARL C. ICAHN


                                                                  April 23, 1999


Fellow Shareholders:

A black cloud of tobacco litigation hangs over our company. The S&P 500 has skyrocketed 220% since 1991, but our share price has fallen by over 50% in the same period.

On March 9th, management announced a long-awaited plan to improve the terrible performance of RJRN's stock. The plan includes selling the international tobacco business, which we strongly favor, and spinning off the domestic tobacco business, which we strongly oppose. Today, RJRN's stock is actually selling BELOW the market price before that announcement. I view this as the market's harsh verdict on management's plan to spin off domestic tobacco. I think the market is absolutely right. There are far too many problems with management's spinoff plan for it to improve shareholder value. Our plan to spin off Nabisco is far superior.

HERE IS WHY MANAGEMENT'S PROPOSAL WILL NOT WORK:

    RJRN TODAY        MANAGEMENT'S PLAN                ICAHN'S PLAN
----------------- ------------------------- ----------------------------------

   [Litigation    [Litigation   [Litigation [Litigation
      Cloud          Cloud         Cloud       Cloud
    Graphic]        Graphic]      Graphic]    Graphic]

 RJRN HOLDINGS    RJRN HOLDINGS   TOBACCO   RJR HOLDINGS  NABISCO
   |       |            |                        |        $28 per share to
NABISCO  TOBACCO     NABISCO                  TOBACCO     RJRN shareholders,
                                                          free of litigation
                                                          cloud
                                            Estimated at
                                            $14 per share(1) + $28 per share(2)

Market Price:     Market Price:  ?           Estimated Market Price:
about $26         Market today is aware      $14 + $28 + $42 per share
                  that separation is about
                  to take place, but RJRN
                  stock still trades at
                  about $26


Mr. Goldstone plans to spin off the domestic tobacco business not Nabisco. In my view, that plan will do nothing to add value, because Nabisco's inherent value will continue to be diminished by the dark clouds of litigation which hang over RJR Holdings.

---------------
(1) Estimated at $14 per share by RJRN's own financial adviser, Salomon Smith Barney, in a report dated
 April 12, 1999.
(2) Market capitalization per RJRN share based on Nabisco's recent market price.

Indeed, it seems likely that for the foreseeable future, tobacco - and RJR Holdings - will continue to be threatened by the gale winds of litigation, as exemplified by:

o The possibility of class action and other third party lawsuits still exists. Even though tobacco has recently thwarted the attempt of plaintiffs to bring class actions, a decision on the Engle case in Florida is nearing. I believe that, if the tobacco industry loses the Engle case, the specter of class action and third-party litigation will likely continue to have a profoundly chilling effect on the price of the Nabisco holding company, if the spinoff is done the Goldstone way.

o The possibility of the Justice Department's bringing a suit against tobacco also looms large. If the suit is commenced, it seems likely to negatively impact the price of the Nabisco holding company, if the spinoff is done the Goldstone way.

o We have been seeing punitive damages awarded to individual tobacco plaintiffs. Over the next several years many more such cases are likely to be brought, and a number may be won. When this happens, the Nabisco holding company's stock will be buffeted, if the spinoff is done the Goldstone way.

In all of these cases, however, if the Nabisco holding company were spun off as a tax-free dividend, as I propose, then, in my view, its market price should not be adversely affected.

In my view, the reason that, under the Goldstone plan, the Nabisco holding company's stock will be severely affected by these litigation problems is obvious: with each lost case or threatening event, buyers of Nabisco will fear, rightly or wrongly, that the tobacco company might go bankrupt, and that litigants will break through the corporate veil of the holding company and claim the Nabisco stock - the same fear they have today.

I do not believe RJR will ever become insolvent.(3) However, perception is what shapes valuation, and the perception of possible bankruptcy of the tobacco company will, in my view, plague the Nabisco holding company stock for years to come. Under the Goldstone plan, that perception could continue to adversely affect market value. But if Nabisco is spun off cleanly, as I propose, it will be in the hands of thousands of shareholders and out from under the cloud of litigation. To put it simply, it is infinitely better for shareholders if Nabisco is spun off cleanly. The Goldstone plan cannot and will not do that.

THE SIMPLE MATH BEHIND MY PROPOSAL

My proposal is straightforward: spin off Nabisco - not the tobacco business - to RJRN shareholders:

o This would free Nabisco ENTIRELY from RJR and the specter of tobacco litigation.

-------------------
(3) In a 150 page report recently prepared by Stroock & Stroock & Lavan, economic studies were done that show there is very little likelihood that insolvency would occur because RJR has extremely flexible pricing ability.

                  - Leading tobacco industry analyst Gary Black has said that my proposal would remove the risk of liability from the Nabisco shares.

         o I believe my proposal to spin off Nabisco will provide us all a one-time opportunity to realize a substantial increase in the value of our investment in RJRN. RJRN shareholders would receive a tax-free dividend of Nabisco stock which comes to approximately $28 per RJRN share, based on Nabisco's recent market price of $42 and RJRN's share of Nabisco's market capitalization.

         o This analysis does not even consider any possible market premium for a free-standing Nabisco which would not be dominated by an 80.5 % stock ownership like RJR Nabisco. Today, ALL OF RJRN sells for approximately $26 per share.

         o Shareholders would continue to own the tobacco company, which is currently generating cash flow of well over $1 billion per year, and in my opinion could continue to pay a dividend of approximately $1.60 per share. This stock should therefore have some value on its own, despite the problems facing the tobacco business, on top of the value per share of Nabisco.

                  - RJRN'S OWN FINANCIAL ADVISOR, Salomon Smith Barney, believes that tobacco, on its own, is worth a minimum of $14 per share. Assuming Nabisco is $28 per RJRN share and tobacco is $14 per RJRN share, the two would be $42. Even though the Goldstone plan was announced weeks ago, the price today of RJRN stock is only about $26. While there are no assurances that these assumed values will be the actual values, the comparison is obvious: $26 PER SHARE THE GOLDSTONE WAY, VERSUS $42 PER SHARE THE ICAHN WAY.

                  - It is important to emphasize that if the spinoff is done the Goldstone way, Nabisco will remain under the cloud of tobacco litigation. For that reason and others, now may be the only time to spin off Nabisco.

SELF-PROTECTION VS. FIDUCIARY RESPONSIBILITY

Shareholders have over the past several years advocated that management spin off Nabisco. Indeed, two years ago, shareholders with 51% of the votes consented to a precatory resolution advising the RJRN Board to spin off Nabisco. The Board simply did nothing about it. That Board, by the way, is essentially the same Board that has presided over RJRN for the past five years.

Why does RJRN refuse to pursue my simple plan, which I believe can generate value vastly superior to what the market sees in Mr. Goldstone's proposal? I believe the real reason is fear. It could be that the Board is afraid future tobacco claimants may hold them personally liable. I believe the refusal to propose the Nabisco spinoff means that management and the

----------------
(4) The New York Times, March 12, 1999. Statement by Gary Black used with his permission.

directors are sacrificing shareholder value in order to protect themselves from perceived personal liability. In contrast, if elected, my Nominees are committed to acting on behalf of all shareholders and are prepared to take decisive action to fulfill their fiduciary responsibilities.

THE SPINOFF WOULD NOT BE ENJOINED

Management of RJRN raises the specter of legal impediments that prevent the spinoff of Nabisco. However, I am convinced that a spinoff is legal and would not be enjoined. In fact, I have been advised by attorneys that there is no legal obstacle to the spinoff of Nabisco. Stroock & Stroock & Lavan, a firm nationally recognized for its substantial expertise on product liability and fraudulent conveyance, has concluded, based upon its lengthy and heavily researched report, that a spinoff of Nabisco would not be enjoined by a court because there would be no merit to any argument for such an injunction.(5) The report shows that even if a number of cases are lost in the future, there is little chance that RJR tobacco would become insolvent. Even if plaintiffs could show a judge that there is a likely possibility of insolvency, plaintiffs would also have to prove several other facts (see attached conclusion of the Stroock report).

Perhaps more importantly, even if a plaintiff could find a judge willing to grant an injunction, it seems unlikely to me that any single plaintiff would be willing to post the huge bond that I think would be necessary to obtain the injunction. Nor do I believe any plaintiff would be willing to face the risk of being sued for huge damages by RJRN, if, at a later date, it was shown that an injunction had been obtained wrongfully.

WHY NOT TRY?

In my opinion, there is no argument against my proposal that can hold a drop of water. And whatever contention might be raised still leaves one critical question: why not TRY to spin off Nabisco? I believe that there is nothing to lose by trying. As the largest shareholder in the company, I believe that we must pursue that option, and that there is little risk in doing so. In the extremely unlikely event that the spinoff of Nabisco did not work, there is no reason management's plan couldn't be implemented at that point.

But we CANNOT pursue my proposal later. If Mr. Goldstone charges ahead and spins off the domestic tobacco business, it will virtually eliminate RJRN's ability to spin off Nabisco in the near future to unlock Nabisco's true value. So, it's now or never.

YOUR SUPPORT IS ESSENTIAL

If ever there was a time to align the will of shareholders with the actions of management, it is now. But present management needs to hear what we, the owners of RJRN, think the future of the company should be. Management has avoided spinning off Nabisco, offering what I consider to be only the vaguest of excuses for its lack of action. The current directors are unwilling to

---------------
(5) Stroock's report was filed with the SEC by my affiliate High River Limited Partnership. The report is available on EDGAR and should be read in its entirety.

execute a spinoff of Nabisco. Based upon the facts known today and upon the Stroock report, my Nominees are prepared to spin off Nabisco promptly upon taking office. Indeed, Stroock has informed me that they will furnish the RJRN Board, upon request, a legal opinion, based on its report and its assumptions, that a Nabisco spinoff does not constitute a fraudulent conveyance.

As the largest single shareholder in the Company, I clearly have a great deal at stake. All shareholders have a stake in which plan is adopted. As stated above, I believe the value of our holdings will increase under my plan, when Nabisco's value and the underlying value of the domestic tobacco business are considered together.

I also intend to ask the Nominees upon their election to adopt a by-law provision which will prevent the Board of RJRN from instituting a poison pill without a stockholders' vote.

Together, we can capture the true value of our investment. By voting for my slate at the Annual Meeting on May 12th, you are in a position to make a momentous decision. The destiny of the company is in our hands. I think it is obvious that what is at stake is a one-time opportunity to increase the value of the investment all of us have in RJRN.

Remember:

1. The Goldstone plan fails to maximize shareholder value because it will not dispel the cloud of litigation over the company's key asset, Nabisco.

2. The value of my proposal is clear: $28 per share for Nabisco alone, plus tobacco, estimated by Salomon Smith Barney at $14 per share = $42 PER SHARE VERSUS ABOUT $26 PER SHARE FOR RJRN TODAY.

3. My Nominees are prepared to effect the Nabisco spinoff promptly after they are elected.

4. A spinoff would not be enjoined, as the Stroock report demonstrates.

5. There is nothing to lose by trying a Nabisco spinoff. But it's now or never.


Sincerely,

/s/ Carl C. Icahn

Carl C. Icahn



SUPPORT MY NOMINEES - PLEASE SIGN, DATE AND RETURN THE GOLD PROXY, WHICH IS ENCLOSED WITH MY PROXY STATEMENT, IN THE POSTAGE- PAID ENVELOPE. EVEN IF YOU HAVE ALREADY RETURNED THE RJR PROXY, YOU CAN CHANGE YOUR VOTE. REMEMBER, ONLY YOUR LATEST-DATED PROXY COUNTS.

                                    APPENDIX

Following is the "Conclusion of Executive Summary" from a 150-page report, prepared by Stroock & Stroock & Lavan and used with their permission, entitled "The Nabisco Spinoff: Civil Liability and the Tobacco Industry."



                         CONCLUSION OF EXECUTIVE SUMMARY

         In order to grant an injunction, a plaintiff would have to demonstrate to a judge that there would be "irreparable harm" to the plaintiff if Nabisco were spun off. In other words, the plaintiff would have to prove that Holdings would be rendered insolvent. We conclude in this report that even if over the next 25 years the claims brought by the federal government, third-party health care payors and the asbestos companies succeed at the high end of our estimates, there would still be over $200 billion in profit to satisfy individual claims. Thus, we believe that no reasonable case can be made for insolvency and, therefore, the "irreparable harm" allegation fails. But even if the Tobacco Plaintiffs could convince a court that Reynolds is today insolvent by reason of tobacco liabilities, they must still prove a fraudulent conveyance. Spinning off Nabisco would not constitute a fraudulent conveyance because (1) Holdings is not liable as a tobacco tortfeasor for tobacco-related claims: (2) there is no basis to pierce the corporate veil between Reynolds and Holdings; and (3) Reynolds was not insolvent in the past when it upstreamed capital. Based upon this analysis, we conclude that an injunction would not be granted.